Filed by McDATA Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: McDATA Corporation

Commission File No.: 000-31257

McDATA CORPORATION, A DELAWARE CORPORATION, DISTRIBUTED THE FOLLOWING EMAIL COMMUNICATION TO ITS MANAGERS ON OCTOBER 2, 2006.

Managers in the Know Newsflash: New Q&A Posted

For Internal Distribution Only

McDATA Managers,

As part of our efforts to keep Team Members informed, attached is a new Q&A. This document answers some of the questions Team Members have around the McDATA Separation Pay Plan.

As leaders, it’s important for you to communicate regularly with your teams. We encourage you to review the Q&A and address the answers with your Team Members. We will send out a formal notification to all Team Members on Wednesday (Oct. 4) letting them know that the Q&A is available.

The new Q&A is attached. It will also be posted in the Deal News Central eRoom on Wednesday.

If you or your Team Members have additional questions, please submit them through the Speaker Box. You can find the link to the form under Quick Links on the right hand side of McWEB.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Brocade plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction and Brocade and McDATA plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Brocade, McDATA, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Brocade and McDATA through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from Brocade by contacting Investor Relations at (408) 333-5767 or investor-relations@brocade.com or from McDATA by contacting Investor Relations (408) 567-5815 or investor_relations@mcdata.com.

Brocade and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McDATA in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Brocade’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about February 24, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from Brocade by contacting Brocade at Investor Relations at (408) 333-5767 or investor-relations@brocade.com.

McDATA and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McDATA in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in McDATA’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about June 9, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from McDATA by contacting McDATA at Investor Relations (408) 567-5815 or investor_relations@mcdata.com.

Answers to Team Member Questions

For Internal Distribution Only

McDATA Team Members,

As part of our efforts to keep you informed, a new Q&A is available on the Deal News Central eRoom. This Q&A answers more questions submitted to the Speaker Box regarding the McDATA Separation Pay Plan.

Although there have been many questions regarding McDATA’s Separation Pay Plan, it’s important to note that both McDATA and Brocade are diligently working through the integration planning stages, including defining what the combined companies will look like once the transaction is closed. Brocade’s intent is to proactively communicate the status of employment to all McDATA Team Members no later than Day 1 of close. We encourage that you remain focused on the McDATA day-to-day business operations.

Both McDATA and Brocade are committed to keeping everyone informed as we are legally permitted throughout this interim review period. As we learn more information about the timing and confirmation of the acquisition transaction, we’ll make sure to keep you up-to-date.

In this update, you’ll find answers to these questions:

Q: Do I need to sign and return the McDATA Separation Pay Plan Acknowledge and Agreement form today?

Q: If I’m out on short-term disability, can I still be separated by the company?

Q: If the close date is in late January and my six year anniversary date is in February, if I’m let go at closing (anticipated to be the end of January) will my separation package be based on five years of service or six years of service?

Q: What happens to my medical benefits if I’m separated from the company?

Q: If I’ve been on COBRA before, can I go back on it if I’m separated?

Q: How do I enroll in COBRA?

Q: If I’m separated from the company, do I still get my vacation paid out?

Q: The severance plan indicates that individuals with excess vacation will have that mount deducted from their severance. How can someone have more vacation than the maximum annual accrual?

Q: Am I limited to a total of 28 weeks of severance or will my vacation be included on top of that amount?

Q: With the pending acquisition, do we still need to reduce our vacation below 80 hours?

Q: Starting on Jan. 1, 2007, will there be new PTO balances?

Q: If I am separated from the company, will I be paid for unused PTO?

Q: What happens to my separation pay if I’ve taken a paid maternity leave?

Q: I’ve taken an unpaid leave of absence, how will that impact my separation pay?

Note: Some questions are in process and will be responded to as quickly as we can.

To view the new Q&A, click here or select the “Deal News Central” link in the eRoom list. If you have additional questions, please submit them through the Speaker Box. You can find the link to the form under Quick Links on the right hand side of McWEB.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Brocade plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction and Brocade and McDATA plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Brocade, McDATA, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Brocade and McDATA through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from Brocade by contacting Investor Relations at (408) 333-5767 or investor-relations@brocade.com or from McDATA by contacting Investor Relations (408) 567-5815 or investor_relations@mcdata.com.

Brocade and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McDATA in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Brocade’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about February 24, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from Brocade by contacting Brocade at Investor Relations at (408) 333-5767 or investor-relations@brocade.com.

McDATA and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McDATA in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in McDATA’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about June 9, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from McDATA by contacting McDATA at Investor Relations (408) 567-5815 or investor_relations@mcdata.com.

Additional Questions and Answers

Posted Oct 2, 2006

These Q&A’s are qualified in their entirety by reference to the Separation Pay Plan document. In the event of any conflict between these Q&A’s and the Separation Pay Plan document, the plan document will control.

Q: Do I need to sign and return the McDATA Separation Pay Plan Acknowledge and Agreement form today?

A: No. Once we receive Hart Scott Rodino (HSR) and shareholder approvals in connection with the transaction, Team Members will have 15 days to turn in their form. A formal communication will be released that advises Team Members on where to send their form.

Q: If I’m out on short-term disability, can I still be separated by the company?

A: Yes. Employers can lay off employees on leave if the company experiences a general reduction in force. If this occurs, a paid leave will end with the Team Member’s termination date.

Q: If the close date is in late January and my six year anniversary date is in February, if I’m let go at closing will my separation package be based on five years of service or six years of service?

A: Based on the McDATA Separation Pay Plan document, an “eligible year of service” is each 12 full months of active service with the company. In your case, you’d be eligible for 10 weeks of severance since you’ve completed five full years of service.

Q: What happens to my medical benefits if I’m separated from the company?

A: If you are separated from the company mid-month, your benefits will remain through the end of the month. After that, the separated Team Member is offered COBRA for each benefit (medical / dental / vision) and level of coverage (employee / employee + 1 / family) held by the Team Member on the date of separation. COBRA continuation coverage generally lasts for up to a total of 18 months. The insurance carriers and plan benefits remain the same while the Team Member becomes responsible for the total monthly cost of the benefit.

One person medical monthly cost:	$320
Two person medical monthly cost:	$705
Family medical monthly cost:	$982

One person dental monthly cost:	$39
Two person dental monthly cost:	$72
Family medical monthly cost:	$119

One person vision monthly cost:	$10
Two person vision monthly cost:	$13
Family vision monthly cost:	$23

The above rates are the COBRA costs for 2006 on the current benefit plans carried by McDATA. Costs and insurers could change depending upon the 2007 renewal information and is yet to be determined.

Q: If I’ve been on COBRA before, can I go back on it if I’m separated?

A: Generally COBRA is offered to a terminated Team Member for up to 18 months when going from an active status to a terminated status. Team Members are eligible for COBRA every time they leave a company (either voluntarily or involuntarily) and lose benefits. Use of COBRA from other previous events does not affect a new term event.

Q: How do I enroll in COBRA?

A: When you separate from the company, you will receive your COBRA election packet from McDATA’s COBRA vendor, Administration Resources Corporation (ARC), at your home address within approximately two weeks from your separation date. (If you are separated after the close, it will come from Brocade). The packet will contain a COBRA election form and instructions on how to continue your benefits coverage. All correspondence regarding COBRA is conducted with ARC. Your COBRA coverage becomes effective the first of the next month after your separation date. For example: Date of separation is November 13; COBRA coverage would begin December 1.

Q: If I’m separated from the company, do I still get my vacation paid out?

A: Yes. Regardless if you voluntarily or involuntarily separate from McDATA, all accrued/unused vacation will be paid to you.

If you are separated from the company, any unused vacation that is below your annual maximum accrual will be paid out to you separate from your severance. However, any vacation over your annual maximum accrual will be part of your overall severance pay. For example, if you are 80 hours above your annual vacation maximum accrual, those hours will be part of your severance pay and will be deducted from your eligible weeks of pay based on your years of service.

Q: The severance plan indicates that individuals with excess vacation will have that amount deducted from their severance. How can someone have more vacation than the maximum annual accrual?

A: Since the vacation maximums are relatively new, there are some Team Members who have vacation above their maximum annual accrual. Keep in mind that since these individuals are above the maximum, they have not been accruing vacation.

Q: Am I limited to a total of 28 weeks of severance or will my vacation be included on top of that amount?

A: Any unused/accrued vacation you may have that is below your maximum annual accrual will be in addition to the severance payment you are eligible for. For example, if you have 14 years of service you’ll receive 28 weeks of severance and a payment for any unused/accrued vacation below your maximum annual accrual.

Q: With the pending acquisition, do we still need to reduce our vacation below 80 hours?

A: No. For 2006, the 80-hour year-end maximum was eliminated. The maximum accrual was replaced by an ongoing individual vacation cap. An individual’s cap is equal to one times (1x) the individual’s scheduled annual accrual. This cap is exclusive of annual personal time eligibility, which is tracked separately. Team Members should manage their time away from work as they normally would.

Q: Starting on Jan. 1, 2007, will there be new PTO balances?

A: Yes. Assuming the deal has not closed by Jan. 1, 2007, Team Members will receive their five PTO days will continue to accrue vacation as they normally would so long as it is below the annual maximum accrual.

Q: If I am separated from the company, will I be paid for unused PTO?

A: No. Any unused PTO time will not be paid to the Team Member with the exception of Team Members in California. Only unused/accrued vacation will be paid out in accordance of the McDATA Separation Pay Plan document.

Q: What happens to my separation pay if I’ve taken a paid maternity leave?

A: During any leave of absence, only time covered by PTO or vacation would count toward service for calculation of the separation pay. Time during a leave of absence that you were unpaid or received short term disability payments would not count toward separation pay. Please refer to the McDATA Separation Pay Plan for complete details.

Q: I’ve taken an unpaid leave of absence, how will that impact my separation pay?

A: Time during a leave of absence that you were unpaid or received short term disability payments would not count toward separation pay. Please refer to the McDATA Separation Pay Plan for complete details.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Brocade plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction and Brocade and McDATA plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Brocade, McDATA, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Brocade and McDATA through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from Brocade by contacting Investor Relations at (408) 333-5767 or investor-relations@brocade.com or from McDATA by contacting Investor Relations (408) 567-5815 or investor_relations@mcdata.com.

Brocade and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McDATA in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Brocade’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about February 24, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from Brocade by contacting Brocade at Investor Relations at (408) 333-5767 or investor-relations@brocade.com.

McDATA and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McDATA in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in McDATA’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about June 9, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from McDATA by contacting McDATA at Investor Relations (408) 567-5815 or investor_relations@mcdata.com.